As filed with the Securities and Exchange Commission on July 1, 2020
1933 Act Registration File No. 333-238323

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	1
(Check appropriate box or boxes)
HOTCHKIS AND WILEY FUNDS
(Exact Name of Registrant as Specified in Charter)
601 South Figueroa Street, 39th Floor
Los Angeles, California 90017-5704
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (213) 430-1000
Anna Marie Lopez
601 South Figueroa Street, 39th Floor
Los Angeles, California 90017-5704
(Name and Address of Agent for Service)
Copies to:
Joseph Mannon, Esq.
Vedder Price P.C.
222 North LaSalle Street, 26th Floor
Chicago, IL 60601

The Prospectus/Information Statement (Part A) and Statement of Additional Information (Part B), each in the form filed on June 10, 2020 on Form N-14/A (File No. 333-238323) (Accession No. 0000894189-20-004497), are incorporated herein by reference.

The sole purpose of this amendment is to file as exhibits to this Registration Statement the final tax opinions of Vedder Price P.C.

HOTCHKIS & WILEY FUNDS
PART C
OTHER INFORMATION
Item 15.    Indemnification
As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and pursuant to Sections 2, 3 and 4 of Article VII of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”) (Exhibit (1)(a) to this Registration Statement), Trustees, officers, employees and agents of the Trust will be indemnified to the maximum extent permitted by Delaware law and the 1940 Act.

Article VII, Sections 2 and 3 of the Declaration of Trust provide, inter alia, that no Trustee of the Registrant shall be liable to the Registrant, its holders, or to any other Trustee for any action or failure to act (including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties.

Article VII, Section 2 of the Declaration of Trust provides:

Section 2. Indemnification and Limitation of Liability. A Trustee, when acting in such capacity, shall not be personally liable to any Person, other than the Trust or a Shareholder to the extent provided in this Article VII, for any act, omission or obligation of the Trust, of such Trustee or of any other Trustee. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, Manager, advisor, sub-advisor or Principal Underwriter of the Trust. The Trust shall indemnify each Person who is, or has been, a Trustee, officer, employee or agent of the Trust and any Person who is serving or has served at the Trust’s request as a director, officer, trustee, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise to the extent and in the manner provided in the By-Laws. All persons extending credit to, contracting with or having any claim against the Trust or the Trustees shall look only to the assets of the Series that such person extended credit to, contracted with or has a claim against, or, if the Trustees have yet to establish Series, of the Trust for payment under such credit, contract or claim; and neither the Trustees nor the Shareholders, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees by any of them in connection with the Trust shall conclusively be deemed to have been executed or done only in or with respect to his or her capacity as Trustee or Trustees and such Trustee or Trustees shall not be personally liable thereon. At the Trustees’ discretion, any note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers may give notice that the Certificate of Trust is on file in the Office of the Secretary of State of the State of Delaware and that a limitation on liability of Series exists and such note, bond, contract, instrument, certificate or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Trust by a Trustee or Trustees in such capacity and not individually or by an officer or officers in such capacity and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Trust or a Series thereof, and may contain such further recital as such Person or Persons may deem appropriate. The omission of any such notice or recital shall in no way operate to bind any Trustees, officers or Shareholders individually.

Article 11, Section 3 of the Registrant’s By-laws further provides:

Section 3. Limitations, Settlements. No indemnification shall be provided hereunder to an agent:

(1)    who shall have been adjudicated by the court or other body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (collectively, “disabling conduct”); or

Part C-1

(2)    with respect to any proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the proceeding was brought that such agent was liable to the Trust or its Shareholders by reason of disabling conduct, unless there has been a determination that such agent did not engage in disabling conduct:

(i)	by the court or other body before which the proceeding was brought;

(ii)
by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the proceeding based upon a review of readily available facts as opposed to a full trial-type inquiry); or

(iii)
by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry); provided, however, that indemnification shall be provided hereunder to an agent with respect to any proceeding in the event of (1) a final decision on the merits by the court or other body before which the proceeding was brought that the agent was not liable by reason of disabling conduct, or (2) the dismissal of the proceeding by the court or other body before which it was brought for insufficiency of evidence of any disabling conduct with which such agent has been charged.

As permitted by Article VII, Section 4 of the Declaration of Trust, the Trustees may maintain insurance for Trustees, officers, employees and agents in the amount the Trustees deem adequate.

Each Trustee has entered into an indemnification agreement (each, an “Indemnification Agreement”) with the Registrant (Exhibit (h)(vi) to this Registration Statement) which provides that the Registrant shall indemnify and hold harmless the Trustee against any expenses actually and reasonably incurred by the Trustee in any proceeding arising out of or in connection with the Trustee’s service to the Registrant, to the fullest extent permitted by the Declaration of Trust and By-laws of the Registrant, the Delaware Statutory Trust Act, the Securities Act of 1933, as amended, and the 1940 Act. Each Trustee shall be indemnified against such expenses unless the Trustee is subject to such expenses by reason of the Trustee’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office as defined in Section 17(f) of the 1940 Act.

The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust and By-laws and the Indemnification Agreements in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 16.    Exhibits

Exhibit No.	Exhibit
(1)(a)
Agreement and Declaration of Trust dated July 23, 2001 was previously filed with Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A on August 27, 2004, and is incorporated herein by reference.

(1)(b)	Certificate of Trust dated July 23, 2001, was previously filed with the Initial Registration Statement on Form N-1A on August 30, 2001, and is incorporated herein by reference.
(1)(c)
Written Instrument Amending the Agreement and Declaration of Trust dated August 16, 2016 was previously filed with Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A on August 29, 2016, and is incorporated herein by reference.

(2)	Amended and Restated By-Laws dated November 19, 2019 was previously filed with the Trust’s Registration Statement on Form N-14 on May 15, 2020, and is incorporated herein by reference.
(3)	Not applicable.

Part C-2

Exhibit No.	Exhibit
(4)
A copy of the Agreement and Plan of Reorganization between Hotchkis & Wiley Funds on behalf of Hotchkis & Wiley Capital Income Fund, Hotchkis & Wiley High Yield Fund, and Hotchkis & Wiley Capital Management, LLC dated June 16, 2020 was attached to Part A of form N-14 as an appendix and was previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14/A on June 10, 2020, and is incorporated herein by reference.

(5)	Instruments Defining Rights of Shareholders were previously filed with the Registration Statement on Form N-1A on August 30, 2001, and are incorporated herein by reference.
(6)(a)
Investment Advisory Agreement dated February 5, 2009, relating to the Hotchkis & Wiley High Yield Fund was previously filed with Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A on March 31, 2009, and is incorporated herein by reference.

(6)(b)
Investment Advisory Agreement dated November 17, 2010, relating to the Hotchkis & Wiley Capital Income Fund was previously filed with Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A on December 30, 2010, and is incorporated herein by reference.

(7)(a)
Distribution Agreement dated February 18, 2005, was previously filed with Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A on August 29, 2005, and is incorporated herein by reference.

(7)(b)
Amendment dated August 15, 2005, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A on August 29, 2005, and is incorporated herein by reference.

(7)(c)
Second Amendment dated February 6, 2006, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 12 to the Registration Statement on Form N‑1A on August 29, 2006, and is incorporated herein by reference.

(7)(d)
Third Amendment dated January 1, 2008, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N‑1A on August 29, 2008, and is incorporated herein by reference.

(7)(e)
Fourth Amendment dated February 5, 2009, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A on March 31, 2009, and is incorporated herein by reference.

(7)(f)
Fifth Amendment dated November 17, 2010, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A on December 30, 2010, and is incorporated herein by reference.

(7)(g)
Sixth Amendment dated November 19, 2012 to the Distribution Agreement was previously filed with Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A on December 28, 2012, and is incorporated herein by reference.

(7)(h)
Seventh Amendment dated May 14, 2014 to the Distribution Agreement was previously filed with Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A on June 30, 2014, and is incorporated herein by reference.

(7)(i)
Eighth Amendment dated November 17, 2015 to the Distribution Agreement was previously filed with Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A on December 28, 2015, and is incorporated herein by reference.

(7)(j)	Novation Agreement dated March 31, 2020 was previously filed with the Trust’s Registration Statement on Form N-1A on June 30, 2020, and is incorporated herein by reference.
(8)	Not applicable.
(9)(a)
Custodian Agreement dated October 10, 2001, was previously filed with Pre‑Effective Amendment No. 1 to the Registration Statement on Form N-1A on October 19, 2001, and is incorporated herein by reference.

(9)(b)
First Amendment dated October 26, 2005, to the Custodian Agreement was previously filed with Post-Effective Amendment No. 12 to the Registration Statement on Form N‑1A on August 29, 2006, and is incorporated herein by reference.

(9)(c)
Revised Global Custody Fee Schedule dated November 1, 2007, to the Custodian Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N‑1A on August 29, 2008, and is incorporated herein by reference.

Part C-3

Exhibit No.	Exhibit
(9)(d)
Appendix A to the Custodian Agreement dated November 17, 2015, was previously filed with Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A on December 28, 2015, and is incorporated herein by reference.

(10)(a)
Distribution Plan pursuant to Rule 12b-1 dated February 14, 2017 was previously filed with Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A on April 10, 2017, and is incorporated herein by reference.

(10)(b)	Plan Pursuant to Rule 18f-3 was previously filed with Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A on August 29, 2019 and is incorporated herein by reference.
(10)(c)	Reserved
(11)
Opinion and Consent issued by Vedder Price P.C. regarding the validity of shares to be issued was previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14/A on June 10, 2020 and is incorporated herein by reference.

(12)	Opinion and Consent of Vedder Price P.C. regarding certain tax matters for the Reorganization of the Hotchkis & Wiley Capital Income Fund into the Hotchkis & Wiley High Yield Fund – Filed herewith.
(13)(a)(i)
Fund Administration Servicing Agreement dated February 18, 2005, was previously filed with Post-Effective Amendment No. 11 to the Registration Statement on Form N‑1A on August 29, 2005, and is incorporated herein by reference.

(13)(a)(ii)
First Amendment dated February 8, 2006, to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A on August 29, 2006, and is incorporated herein by reference.

(13)(a)(iii)
Addendum dated August 23, 2006, to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A on August 29, 2006, and is incorporated herein by reference.

(13)(a)(iv)
Amendment dated January 1, 2008, to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N‑1A on August 29, 2008, and is incorporated herein by reference.

(13)(a)(v)
Amendment dated February 5, 2009, to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A on March 31, 2009, and is incorporated herein by reference.

(13)(a)(vi)
Amendment dated May 12, 2010 to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A on August 27, 2010, and is incorporated herein by reference.

(13)(a)(vii)
Amendment dated November 17, 2010, to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A on December 30, 2010, and is incorporated herein by reference.

(13)(a)(viii)
Amendment dated November 19, 2012 to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A on December 28, 2012, and is incorporated herein by reference.

(13)(a)(ix)
Amendment dated May 14, 2014 to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A on June 30, 2014, and is incorporated herein by reference.

(13)(a)(x)
Amendment dated November 17, 2015 to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A on December 28, 2015, and is incorporated herein by reference.

(13)(a)(xi)
Amendment dated October 1, 2018 to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A on August 29, 2019 and is incorporated herein by reference.

(13)(b)(i)
Transfer Agent Servicing Agreement dated October 19, 2001, was previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A on October 19, 2001, and is incorporated herein by reference.

Part C-4

Exhibit No.	Exhibit
(13)(b)(ii)
First Amendment dated July 24, 2002, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A on August 27, 2002, and is incorporated herein by reference.

(13)(b)(iii)
Amendment dated October 1, 2003, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A on August 29, 2005, and is incorporated herein by reference.

(13)(b)(iv)
Amendment dated January 6, 2004, to the Fund Accounting, Sub-Administration and Transfer Agent Servicing Agreements was previously filed with Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A on August 29, 2005, and is incorporated herein by reference.

(13)(b)(v)
Exhibit A dated August 25, 2004, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A on August 27, 2004, and is incorporated herein by reference.

(13)(b)(vi)
Amendment dated October 25, 2004, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N‑1A on August 29, 2008, and is incorporated herein by reference.

(13)(b)(vii)
Addendum dated September 7, 2007, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N‑1A on August 29, 2008, and is incorporated herein by reference.

(13)(b)(viii)
Amendment dated January 1, 2008, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N‑1A on August 29, 2008, and is incorporated herein by reference.

(13)(b)(ix)
Amendment dated February 5, 2009, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A on March 31, 2009, and is incorporated herein by reference.

(13)(b)(x)
Amendment dated November 17, 2010, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A on December 30, 2010, and is incorporated herein by reference.

(13)(b)(xi)
Amendment dated November 19, 2012 to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A on December 28, 2012, and is incorporated herein by reference.

(13)(b)(xii)
Amendment dated May 14, 2014 to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A on June 30, 2014, and is incorporated herein by reference.

(13)(b)(xiii)
Amendment dated August 20, 2015 to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A on December 28, 2015, and is incorporated herein by reference.

(13)(b)(xiv)
Amendment dated November 17, 2015 to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A on December 28, 2015, and is incorporated herein by reference.

(13)(b)(xv)
Amendment dated October 1, 2018 to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A on August 29, 2019, and is incorporated herein by reference.

(13)(c)(i)
Amended and Restated Fund Accounting Servicing Agreement dated October 26, 2005, was previously filed with Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A on August 29, 2006, and is incorporated herein by reference.

(13)(c)(ii)
Amendment dated January 1, 2008, to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N‑1A on August 29, 2008, and is incorporated herein by reference.

(13)(c)(iii)
Amendment dated February 5, 2009, to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A on March 31, 2009, and is incorporated herein by reference.

(13)(c)(iv)
Amendment dated May 12, 2010 to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A on August 27, 2010, and is incorporated herein by reference.

Part C-5

Exhibit No.	Exhibit
(13)(c)(v)
Amendment dated November 17, 2010, to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A on December 30, 2010, and is incorporated herein by reference.

(13)(c)(vi)
Amendment dated November 19, 2012, to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A on December 28, 2012, and is incorporated herein by reference.

(13)(c)(vii)
Amendment dated May 14, 2014 to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A on June 30, 2014, and is incorporated herein by reference.

(13)(c)(viii)
Amendment dated November 17, 2015 to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A on December 28, 2015, and is incorporated herein by reference.

(13)(c)(ix)
Amendment dated October 1, 2018 to the Amended and Restated Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A on August 29, 2019, and is incorporated herein by reference.

(13)(d)	Operating Expense Limitation Agreement was previously filed with the Trust’s Registration Statement on Form N-14 on May 15, 2020, and is incorporated herein by reference.
(14)
Consent of Independent Registered Public Accounting Firm Deloitte & Touche LLP was previously filed with the Trust’s Registration Statement on Form N-14 on May 15, 2020, and is incorporated herein by reference.

(15)	Not applicable.
(16)	Power of Attorney dated June 8, 2020 was previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14/A on June 10, 2020 and is incorporated herein by reference.
(17)	Not applicable.

Item 17.    Undertakings

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

Part C-6

SIGNATURES
As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Los Angeles and State of California on the 1st day of July, 2020.

HOTCHKIS & WILEY FUNDS
By:	/s/ Anna Marie Lopez
Anna Marie Lopez
President
As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Randall H. Breitenbach*	Trustee	July 1, 2020
Randall H. Breitenbach

Alejandra C. Edwards*	Trustee	July 1, 2020
Alejandra C. Edwards

Marcy Elkind*	Trustee	July 1, 2020
Marcy Elkind

Robert Fitzgerald*	Trustee	July 1, 2020
Robert Fitzgerald

George H. Davis, Jr.*	Trustee	July 1, 2020
George H. Davis, Jr.

H. Thomas Hicks*	Trustee	July 1, 2020
H. Thomas Hicks

/s/ Anna Marie Lopez	Principal Executive Officer	July 1, 2020
Anna Marie Lopez

/s/ James Menvielle	Principal Financial and	July 1, 2020
James Menvielle	Accounting Officer

*By: /s/ Anna Marie Lopez		July 1, 2020
Anna Marie Lopez * Attorney-in-fact pursuant to the Power of Attorney previously filed and incorporated by reference.

C-7

EXHIBIT INDEX

Exhibit Number	Description
EX.12	Opinion and Consent of Vedder Price P.C. regarding certain tax matters for the Reorganization of the Hotchkis & Wiley Capital Income Fund into the Hotchkis & Wiley High Yield Fund

C-8